                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )


                           TRANSATLANTIC HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893521 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                             KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                        AMERICAN INTERNATIONAL GROUP, INC.
            70 PINE STREET, NEW YORK, NEW YORK 10270  (212) 770-5123
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  JULY 2, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 2 of 21 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN INTERNATIONAL GROUP, INC.
        IRS NO. 13-2592361

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF DELAWARE


                          7   SOLE VOTING POWER
    NUMBER OF                    5,402,668
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    17,146,120
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                      5,402,668
      WITH
                          10  SHARED DISPOSITIVE POWER
                                17,146,120

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,146,120

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        49.5

14   TYPE OF REPORTING PERSON
        HC, CO

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 3 of 21 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                          7   SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    11,743,452
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH
                          10  SHARED DISPOSITIVE POWER
                                11,743,452

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,743,452

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.9

14   TYPE OF REPORTING PERSON
        IC, CO

ITEM 1.  Security and Issuer.

     This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This statement amends and supplements the Statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such Schedule 13D dated November 3, 1993, Amendment No. 2 to such Schedule 13D dated March 4, 1994, Amendment No. 3 to such Schedule 13D dated March 31, 1994 and Amendment No. 4 to such Schedule 13D dated November 21, 1995 (hereinafter collectively referred to as the "Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.


ITEM 2.  Identity and Background.

     (a) through (c). This statement is filed by AIG on behalf of itself and its wholly owned subsidiary, AHAC. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AHAC is a multiple line insurance company which writes substantially all lines of property and casualty insurance in each state of the United States and abroad. The principal executive offices of AIG and AHAC are located at 70 Pine Street, New York, New York 10270.

         Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation ("The Starr Foundation"), a New York not-for-profit corporation, and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.2%, 3.5% and 2.4%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The directors and executive officers ("Covered Persons") of AIG, AHAC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit B attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton, Sullivan and Edmund Tse, who are British subjects, Messrs. Cohen and McMillan who are Canadian subjects and Mr. Sakai, who is a Japanese citizen.





                               Page 4 of 21 Pages

         (d) and (e). During the last five years, none of AIG, AHAC, SICO, The Starr Foundation and Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration.

         During the period from June 8, 1998 through June 26, 1998, AIG purchased 208,900 additional shares of Common Stock for an aggregate purchase price of $15,574,417. AIG used its available working capital to purchase the shares of Common Stock.

         Future transactions may be executed on the New York Stock Exchange ("NYSE") or other exchanges or in the over-the-counter market and the purchase prices for such open market purchases ("Open Market Purchases") will be market prices when executed. AIG may also acquire shares of Common Stock in privately negotiated transactions ("Privately Negotiated Transactions", together with Open Market Purchases, "Secondary Market Purchases"). With respect to any Privately Negotiated Transactions, the purchase price and form of consideration will be as negotiated between AIG and the seller. See Item 4 below.

         AIG would pay cash for Secondary Market Purchases. The aggregate amount of funds necessary to effectuate Secondary Market Purchases is not determinable, as it is dependent upon (i) the purchase prices discussed above and (ii) the number of shares of Common Stock purchased. AIG would obtain funding for any Secondary Market Purchases internally from working capital or, if external funding were used, from the capital markets in the form of commercial paper or medium-term notes.


ITEM 4.  Purpose of Transaction.

         (a) The relationship between AIG and the Company is more fully described in the Prospectus dated June 15, 1990 ("Prospectus"), included in the Company's Registration Statement (File No. 33-34433), as filed with the Securities and Exchange Commission in connection with the initial public offering of the Common Stock, and which is incorporated herein by reference in its entirety. AIG continually reviews its investment in the Company and, if an evaluation of market conditions, applicable regulatory requirements, and the Company's business prospects and future developments is favorable, may from time to time, determine to increase its equity position in the Company. The purchases of Common Stock by AIG described in paragraphs (a) and (b) of Item 5 below were made by AIG after the completion of such evaluation.

         AIG from time to time may acquire additional shares of Common Stock, including in such amounts that AIG may obtain ownership of more than 50% of the outstanding shares of Common Stock and thereby control the Company. Such acquisitions may be accomplished through Open Market Purchases or in Privately Negotiated Transactions. Any such purchases will depend upon AIG's evaluation at such time of the Company's operating results and prospects, the market price for the Common Stock, the purchase price applicable to such Secondary Market Purchases and other factors, and there can be no assurance that any such purchases will occur or, if they occur, the timing or extent thereof.

         On June 15, 1998, AIG filed with the United States Department of Justice and the Federal Trade Commission a Notification and Report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), with respect to the Common Stock of the Company, stating that AIG presently has a good faith intention to acquire for cash, from time to time within one year following the termination of the waiting period with respect to the filing, additional shares of Common Stock, including in such amounts that AIG would obtain ownership of more than 50 percent of the outstanding voting securities of the Company, thereby obtaining control over the Company and allowing AIG to account for its investment in the Company on a consolidated basis. It is expected that acquisitions of shares of Common Stock by AIG would be accomplished through Secondary Market Transactions. AIG received notification of early termination of the waiting period under the Act on July 2, 1998.

         (b) through (j). AIG currently has no plans or proposals to change the present Board of Directors or management of the Company or to change the Company's dividend policy, capitalization, certificate of incorporation or by-laws; however, AIG may from time to time reevaluate the desirability of proposing changes to the composition of the Company's Board of Directors to increase AIG's representation thereon. AIG currently has no plans or proposals with respect to a reorganization, liquidation, sale of material assets or similar transaction involving the Company. AIG believes that any Secondary Market Purchases it may make the Company's Common Stock will not result in delisting of the shares of Common Stock from the New York Stock Exchange.


ITEM 5.  Interest in Securities of Issuer.

         (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages to this Amendment No. 5 to Schedule 13D and is based upon the number of Common Stock outstanding on March 31, 1998 as contained in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1998.


                               Page 5 of 21 Pages

         (c). During the past 60 days, AIG acquired 208,900 shares of Common Stock as follows:



         Date          Number of Shares Purchased        Average Price Per Share
         ----          --------------------------        --------------------
         06/08/98                 3,000                         $74.8750
         06/09/98                 4,000                         $74.6875
         06/10/98                 6,000                         $74.6875
         06/12/98                10,000                         $74.8125
         06/12/98               131,300                         $74.2500
         06/15/98                 1,000                         $74.8750
         06/16/98                22,800                         $74.9759
         06/17/98                 3,300                         $74.9318
         06/19/98                15,000                         $74.9792
         06/23/98                 4,100                         $74.9375
         06/25/98                 1,000                         $75.0000
         06/26/98                 7,400                         $74.9595


The above purchases were made in Open Market Purchases. AIG, AHAC, SICO and Starr and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.

         (d) and (e).  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings & Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         (a) Agreement of Joint Filing dated as of August 13, 1991 by and between American International Group, Inc. and American Home Assurance Company. (Previously filed and incorporated herein by reference)


         (b) List of Directors and Executive Officers of AIG, AHAC, SICO, The Starr Foundation and Starr.





                               Page 6 of 21 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 9, 1998


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ KATHLEEN E. SHANNON
                                                -------------------------------
                                                Kathleen E. Shannon
                                                Vice President and Secretary


                                            AMERICAN HOME ASSURANCE COMPANY


                                            By: /s/ EDWARD E. MATTHEWS
                                                -------------------------------
                                                Edward E. Matthews
                                                Senior Vice President


                               Page 7 of 21 Pages

                                EXHIBIT INDEX

     Exhibit                     Description

        A Agreement of Joint Filing dated as of August 13, 1991 by and between American International Group, Inc. and American Home Assurance Company. (Previously filed and incorporated herein by reference)

        B List of Directors and Executive Officers of AIG, AHAC, SICO, The Starr Foundation and Starr.




                              Page 8 of 21 Pages

                                                                      EXHIBIT B

                        AMERICAN HOME ASSURANCE COMPANY

                                   DIRECTORS


Michael J. Castelli                     American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Charles Dangelo                         American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Florence A. Davis                       American International Group, Inc.
                                        70 Pine Street
                                        New York, New York 10270

Evan G. Greenberg                       American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Larry D. Hollen                         American Home Assurance Company
                                        70 Pine Street
                                        New York, New York  10270


M.R. Greenberg                          American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

John G. Hughes                          American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

David M. Hupp                           American International Group, Inc.
                                        70 Pine Street
                                        New York, New York 10270

Edwin A.G. Manton                       American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Edward E. Matthews                      American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Christian Milton                        American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Michael Mitrovic                        American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

                              Page 9 of 21 Pages

Kristian P. Moor                        American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Win J. Neuger                           American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Takaki Sakai                            A.I.U. K.K.
                                        P.O. Box 951
                                        Tokyo, Japan

Robert Sandler                          American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

B. Michael Schlenke                     American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Howard I. Smith                         American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Thomas R. Tizzio                        American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270





                              Page 10 of 21 Pages

                         AMERICAN HOME ASSURANCE COMPANY

                               EXECUTIVE OFFICERS


Thomas R. Tizzio                             Chairman of the Board
70 Pine Street
New York, New York 10270

Larry D. Hollen                              President
70 Pine Street
New York, New York 10270

Timothy P. Mitchell                          Executive Vice President
70 Pine Street
New York, New York 10270

Kristian P. Moor                             Executive Vice President
70 Pine Street
New York, New York 10270

Michael J. Castelli                          Senior Vice President & Treasurer
70 Pine Street
New York, New York 10270

Frank H. Douglas, Jr.                        Senior Vice President & Actuary
70 Pine Street
New York, New York 10270

David M. Hupp                                Senior Vice President
70 Pine Street
New York, New York 10270

William R. Jacobi                            Senior Vice President
70 Pine Street
New York, New York 10270

Vincent  J. Masucci                          Senior Vice President
777 S. Figueroa Street
18th Floor
Los Angeles, California 90017

Edward E. Matthews                           Senior Vice President
70 Pine Street
New York, New York 10270

                         Page 11 of 21 Pages

John F. Schumacher                           Senior Vice President
70 Pine Street
New York, New York 10270

Mark T. Willis                               Senior Vice President
500 W. Madison Street
Chicago, Illinois 60661

Robert Beier                                 Vice President
70 Pine Street
New York, New York 10270

John J. Blumenstock                          Vice President & Assistant
70 Pine Street                               Comptroller
New York, New York 10270

Lawrence W. Carlstrom                        Vice President
70 Pine Street
New York, New York 10270

John G. Colona                               Vice President
70 Pine Street
New York, New York 10270

Robert K. Conry                              Vice President
70 Pine Street
New York, New York 10270

Brian S. Frisch                              Vice President & Assistant
70 Pine Street                               Comptroller
New York, New York 10270

Kumar Gursahaney                             Vice President & Comptroller
70 Pine Street
New York, New York 10270

Harold S. Jacobowitz                         Vice President
70 Pine Street
New York, New York 10270

Dee R. Klock                                 Vice President
70 Pine Street
New York, New York 10270

                       Page 12 of 21 Pages

Gary A. McMillan                             Vice President
70 Pine Street
New York, New York 10270

Christian M. Milton                          Vice President
70 Pine Street
New York, New York 10270

Win J. Neuger                                Vice President
70 Pine Street
New York, New York 10270

David B. Pinkerton                           Vice President
70 Pine Street
New York, New York 10270

Elizabeth M. Tuck                            Secretary
70 Pine Street
New York, New York 10270

                    Page 13 of 21 Pages

                       AMERICAN INTERNATIONAL GROUP, INC.

                                    DIRECTORS


M. Bernard Aidinoff                     Sullivan & Cromwell
                                        125 Broad Street
                                        New York, New York  10004

Lloyd M. Bentsen                        Verner Liipfert Bernhard McPherson
                                        & Hand
                                        2600 Texas Commerce Tower
                                        600 Travis Street
                                        Suite 2600
                                        Houston, Texas 77002

Pei-yuan Chia                           298 Bedford - Banksville Road
                                        Bedford, New York  10506

Marshall A. Cohen                       Cassels, Brock & Blackwell
                                        40 King Street West
                                        20th Fl.
                                        Toronto, Ontario M5H 3C2

Barber B. Conable, Jr.                  P.O. Box 218
                                        Alexander, New York  14005

Martin S. Feldstein                     National Bureau of Economic
                                        Research, Inc.
                                        1050 Massachusetts Avenue
                                        Cambridge, Massachusetts  02138

Leslie L. Gonda                         International Lease Finance
                                        Corporation
                                        1999 Avenue of the Stars
                                        Los Angeles, California  90067

Evan G. Greenberg                       American International Group, Inc.
                                        70 Pine Street
                                        New York, New York 10270

M. R. Greenberg                         American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

                    Page 14 of 21 Pages

Carla A. Hills                          Hills & Company
                                        1200 19th Street, N.W. - 5th Fl.
                                        Washington, DC  20036

Frank J. Hoenemeyer                     7 Harwood Drive
                                        Madison, New Jersey  07940

Edward E. Matthews                      American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Dean P. Phypers                         220 Rosebrook Road
                                        New Canaan, Connecticut  06840

Howard I. Smith                         American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Thomas R. Tizzio                        American International Group, Inc.
                                        70 Pine Street
                                        New York, New York  10270

Edmund S.W. Tse                         American International Assurance
                                        Co., Ltd.
                                        1 Stubbs Road
                                        Hong Kong

Frank G. Wisner                         American International Group,Inc.
                                        70 Pine Street
                                        New York, New York 10270

                    Page 15 of 21 Pages

                       AMERICAN INTERNATIONAL GROUP, INC.

                               EXECUTIVE OFFICERS


M.R. Greenberg                              Chairman & Chief Executive Officer
70 Pine Street
New York, New York 10270

Thomas R. Tizzio                            Senior Vice Chairman - General
70 Pine Street                              Insurance
New York, New York  10270

Edward E. Matthews                          Vice Chairman - Investments &
70 Pine Street                              Financial Services
New York, New York  10270

Edmund S.W. Tse                             Vice Chairman - Life Insurance
 American International
 Assurance Co., Ltd.
1 Stubbs Road
Hong Kong

Frank G. Wisner                             Vice Chairman - External Affairs
70 Pine Street
New York, New York 10270

Evan G. Greenberg                           President & Chief Operating Officer
70 Pine Street
New York, New York  10270

Edwin A.G. Manton                           Senior Advisor
70 Pine Street
New York, New York  12070

John J. Roberts                             Senior Advisor
70 Pine Street
New York, New York  10270

Ernest E. Stempel                           Senior Advisor
70 Pine Street
New York, New York  10270

                         Page 16 of 21 Pages

Robert B. Sandler                  Executive Vice President - Senior
70 Pine Street                     Casualty Actuary & Senior Claims Officer
New York, New York  10270

Howard I. Smith                    Executive Vice President, Chief
70 Pine Street                     Financial Officer & Comptroller
New York, New York 10270

William N. Dooley                  Senior Vice President - Financial Services
70 Pine Street
New York, New York  10270

Lawrence W. English                Senior Vice President - Administration
70 Pine Street
New York, New York  10270

Axel I. Freudmann                  Senior Vice President - Human Resources
72 Wall Street
New York, New York  10270

Win J. Neuger                      Senior Vice President & Chief
70 Pine Street                     Investment Officer
New York, New York  10270

Martin J. Sullivan                 Senior Vice President -
70 Pine Street                     Foreign General Insurance
New York, New York 10270

Florence A. Davis                  Vice President & General Counsel
70 Pine Street
New York, New York  10270

Robert E. Lewis                    Vice President & Chief Credit Officer
70 Pine Street
New York, New York  10270

Charles M. Lucas                   Vice President & Director of Market Risk
70 Pine Street                     Management
New York, New York 10270

Frank Petralito II                 Vice President & Director of Taxes
70 Pine Street
New York, New York  10270

                          Page 17 of 21 Pages

Kathleen E. Shannon                Vice President, Secretary &
70 Pine Street                     Associate General Counsel
New York, New York  10270

John T. Wooster, Jr.               Vice President  - Communications
70 Pine Street
New York, New York  10270

Carol A. McFate                    Treasurer
70 Pine Street
New York, New York 10270


                        Page 18 of 21 Pages

                       STARR INTERNATIONAL COMPANY, INC.

                        EXECUTIVE OFFICERS & DIRECTORS


Houghton Freeman                        1880 Mountain Road, #14
Director                                Stowe, Vermont  05672

Evan G. Greenberg                       70 Pine Street
Director                                New York, New York  10270

Maurice R. Greenberg                    70 Pine Street
Director & Chairman of                  New York, New York  10270
the Board

Joseph C.H. Johnson                     American International Building
Director, President                     Richmond Road
& Treasurer                             Pembroke 543 Bermuda

Edwin A.G. Manton                       70 Pine Street
Director                                New York, New York  10270

Edward E. Matthews                      70 Pine Street
Director                                New York, New York  10270

L. Michael Murphy                       American International Building
Director, Vice President                Richmond Road
& Secretary                             Pembroke  543 Bermuda

John J. Roberts                         70 Pine Street
Director                                New York, New York  12070

Robert M. Sandler                       70 Pine Street
Director                                New York, New York  10270

Ernest E. Stempel                       70 Pine Street
Director                                New York, New York  10270

Thomas R. Tizzio                        70 Pine Street
Director                                New York, New York  10270

Edmund S.W. Tse                         1 Stubbs Road
Director                                Hong Kong





                              Page 19 of 21 Pages

                              THE STARR FOUNDATION

                          EXECUTIVE OFFICERS & DIRECTORS


M.R. Greenberg                          70 Pine Street
Director and Chairman                   New York, New York  10270

T.C. Hsu                                70 Pine Street
Director and President                  New York, New York  10270

Marion Breen                            70 Pine Street
Director and Vice President             New York, New York  10270

John J. Roberts                         70 Pine Street
Director                                New York, New York  10270

Ernest E. Stempel                       70 Pine Street
Director                                New York, New York  10270

Houghton Freeman                        1880 Mountain Road, #14
Director                                Stowe, Vermont  05672

Edwin A.G. Manton                       70 Pine Street
Director                                New York, New York  10270

Gladys Thomas                           70 Pine Street
Vice President                          New York, New York  10270

Frank Tengi                             70 Pine Street
Treasurer                               New York, New York  10270

Ida Galler                              70 Pine Street
Secretary                               New York, New York  10270


                              Page 20 of 21 Pages

                             C.V. STARR & CO., INC.

                              OFFICERS & DIRECTORS


Houghton Freeman                        1880 Mountain Road #14
Director                                Stove, Vermont  05672

E.G. Greenberg                          70 Pine Street
Director & Executive                    New York, New York  10270
Vice President

M.R. Greenberg                          70 Pine Street
Director, President &                   New York, New York  10270
Chief Executive Officer

Edwin A.G. Manton                       70 Pine Street
Director                                New York, New York  10270

Edward E. Matthews                      70 Pine Street
Director & Senior Vice                  New York, New York  10270
President

John J. Roberts                         70 Pine Street
Director                                New York, New York  10270

Robert M. Sandler                       70 Pine Street
Director & Vice President               New York, New York  10270

Howard I. Smith                         70 Pine Street
Director & Senior Vice                  New York, New York  10270
President

Ernest E. Stempel                       70 Pine Street
Director                                New York, New York  10270

Thomas R. Tizzio                        70 Pine Street
Director & Senior Vice                  New York, New York  10270
President

Edmund S.W. Tse                         1 Stubbs Road
Director & Senior Vice                  Hong Kong
President

Gary Nitzsche                           70 Pine Street
Treasurer                               New York, New York  10270

Kathleen E. Shannon                     70 Pine Street
Secretary                               New York, New York  10270





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